UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2009

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

The PNC Financial Services Group, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

One PNC Plaza, 249 Fifth Avenue

Address of Principal Executive Office (Street and Number)

Pittsburgh, Pennsylvania 15222-2707

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

BlackRock, Inc. (“BlackRock”) is a separate SEC registrant (Commission File Number 001-33099) whose Annual Report on Form 10-K for the year ended December 31, 2009 (“2009 Form 10-K”) will not be filed on or before the prescribed March 1, 2010 due date as described in BlackRock’s Form 12b-25 that was filed with the SEC on March 1, 2010. BlackRock is a significant equity investee and reportable business segment of the Registrant and the Registrant’s share of BlackRock’s earnings was approximately 23% at December 31, 2009. BlackRock’s consolidated financial statements as of and for the year ended December 31, 2009 will not be completed in time for the Registrant to finish its consolidated financial statements and file its 2009 Form 10-K on or prior to the prescribed March 1, 2010 due date without unreasonable effort and expense.

The Registrant’s consolidated financial statements as of and for the year ended December 31, 2009 included in its 2009 Form 10-K include material information related to BlackRock for the reasons described above. In addition, the Registrant is required to include BlackRock’s consolidated financial statements as of December 31, 2009 and 2008 and for each of the three years ended December 31, 2009 as an exhibit to the Registrant’s 2009 Form 10-K in accordance with Rule 3-09 of SEC Regulation S-X.

The Registrant will file its 2009 Form 10-K on or before the fifteenth calendar day following March 1, 2010, which will result in the report being deemed filed by the prescribed due date.

PART IV – OTHER INFORMATION

1)	Name and telephone of person to contact in regard to this notification

Samuel R. Patterson	(412)	762-3900
(Name)	(Area Code)	(Telephone Number)

2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant’s changes in results of operations from the corresponding period for the last fiscal year are reflected in its Current Report on Form 8-K dated January 21, 2010 (the “Form 8-K”). Exhibit 99.1, “Financial Supplement (unaudited) for Fourth Quarter and Full Year 2009”, included in the Form 8-K is hereby incorporated by reference. The Registrant does not expect to disclose any material changes from those results in its 2009 Form 10-K.

The PNC Financial Services Group, Inc.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 1, 2010	By:	/s/ Samuel R. Patterson
		Name:	Samuel R. Patterson
		Title:	Controller